Exhibit 1.01

Chicago Bridge & Iron Company N.V.
Conflict Minerals Report
For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of Chicago Bridge & Iron Company N.V. (the “Company” or “CB&I”) has been prepared in compliance with Rule 13p-1 (the “Rule”) and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2015 to December 31, 2015.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products that contain the minerals specified in the Rule, if the minerals are necessary to the functionality or production of those products. These minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (collectively referred to in this Report as the “Conflict Minerals”). If Conflict Minerals are necessary to the production or functionality of a company’s products, the company must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of such Conflict Minerals originated in the Democratic Republic of the Congo, Angola, Burundi, the Republic of the Congo, the Central African Republic, Rwanda, Tanzania, South Sudan, Uganda, and Zambia (the “Covered Countries”). If, based on its reasonable country of origin inquiry, the company knows or has reason to believe that its Conflict Minerals originated in the Covered Countries (and did not come solely from recycled or scrap sources), the company must perform due diligence to determine whether the Conflict Minerals necessary to the production or functionality of its products directly or indirectly financed or benefited armed groups in the Covered Countries.
As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.
Company Overview
Founded in 1889, CB&I, a Netherlands company, provides a wide range of services, including conceptual design, technology, engineering, procurement, fabrication, modularization, construction, commissioning, maintenance, program management and environmental services to customers in the energy infrastructure market throughout the world, and is a provider of diversified government services. CB&I’s stock trades on the New York Stock Exchange under the ticker symbol “CBI.”
CB&I is organized into four operating groups. The calendar year 2015 findings are described below, in their entirety, within the format of the operating groups. The following provides a description of the four operating groups:

•	Engineering & Construction - Engineering and Construction provides engineering, procurement, and construction (“EPC”) services for major energy infrastructure facilities.

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Fabrication Services - Fabrication Services provides fabrication of piping systems, process and nuclear modules; fabrication and erection of steel plate structures; manufacturing and distribution of pipe and fittings; and engineered products (including engineering, procurement and fabrication for heat transfer equipment and gas processing, hydrogen and sulfur recovery technologies) for the oil and gas, petrochemicals, water and wastewater, mining, mineral processing and power generation industries.

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Technology - Technology provides licensed process technologies and catalysts for use in petrochemical facilities and oil refineries, and offers process planning and project development services and a comprehensive program of aftermarket support. Technology also has a 50% owned unconsolidated CLG joint venture that provides licensed technologies, engineering services and catalyst, primarily for the refining industry.

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Capital Services - Capital Services provides comprehensive maintenance services, environmental engineering and remediation, infrastructure EPC services, program management, and disaster response and recovery for private sector customers and governments.

The information contained in this report includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Company Products Covered by this Report
This Report relates to products:

•	for which Conflict Minerals are necessary to the functionality or production of that product;

•	that were manufactured, or contracted to be manufactured, by the Company; and

•	for which the manufacturing was completed during calendar year 2015.
These products are referred to in this Report collectively as the “Covered Products.”
The Company’s Due Diligence Process
The Company has conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals necessary to the production or functionality of its products. This good faith reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals were from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The Company has adopted a reporting procedure related to Conflict Minerals.
The Company’s supply chain relating to Covered Products is complex, and there are numerous third parties in the supply chain between the source of Conflict Minerals and the Company as a manufacturer of Covered Products. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. Therefore, the Company has implemented, and continues to create, processes and procedures to allow it to obtain information required from its supply chain regarding the origin of Conflict Minerals that are included in the Covered Products. The Company believes that the smelters and refiners of Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to work with suppliers to confirm the country of origin of any supplied Conflict Minerals.
Request for Information about Conflict Minerals from Suppliers
The Company’s due diligence process commenced with the identification of any products that might contain Conflict Minerals within the Company’s varied business units. A wide net was cast to identify products at this stage of the diligence.
The Company found potential Covered Products within three of the four operating groups: Fabrication Services, Technology, and Capital Services. Once the product lines containing Covered Products were identified, the Company identified all suppliers of those products possibly containing Conflict Minerals and requested information from each supplier to obtain information about conflicts minerals. The results of this exercise were as follows:
Fabrication Services determined it had just over 150 suppliers in 2015 that potentially provided products containing Conflict Minerals. Of those, 50 stated that their products did contain Conflict Minerals. Of those 50, 7 stated that their minerals were not from a Covered Country and 43 stated that the minerals were of an unknown origin. The remaining suppliers stated that their products did not contain Conflict Minerals.
Technology determined it had twelve suppliers in 2015 that potentially provided products containing Conflict Minerals. All twelve stated that their products did not contain Conflict Minerals.
Capital Services determined it had sixteen suppliers in 2015 that potentially provided products containing Conflict Minerals. All sixteen stated that their products did contain Conflict Minerals, however fifteen stated that their minerals were not from a Covered Country and one supplier stated that the minerals were of an unknown origin.

Operating Group	Conflict Minerals Not From Covered Countries	No Conflict Minerals, Or No Conflict Minerals Necessary to Production or Functionality	Unknown Response	Conflict Minerals From a Covered Country
Fabrication Services	7	102	43	0
Technology	0	12	0	0
Capital Services	15	0	1	0
The products reviewed by Fabrication Services and Capital Services included: forgings, alloy material, stainless material, valves, stainless pipe, alloy pipe, C276 alloy pipe, pipeweld material, Alloy 625, buttweld fittings, carbon steel products, steel sheets, plates, shapes, tubes, specialty steels, electric steels, bars, wire rods, slabs, billets, 304 stainless, High Nickel Alloy, Alloy 20, and ten other Specialty Steel products. The products reviewed by Technology included cast radian coils, catalysts and high alloy cast tube supports.
Status of Conflict Minerals Analysis and Next Steps
As set forth above, the Company conducted an analysis of its products and found that certain CB&I manufactured products contain Conflict Minerals that are necessary to the production or functionality of those products. The Company believes these products are subject to the reporting obligations of the Rule.
Based on the information obtained pursuant to the due diligence process, the Company believes that many of the Conflict Minerals contained in its products did not originate in a Covered Country. However, the Company does not have sufficient information with respect to all Covered Products to determine the country of origin of all of the Conflict Minerals in the Covered Products. The Company is developing internal practices for its purchasing efforts and employs due diligence protocols to help ensure that in the future no Conflict Minerals in its supply chain are sourced from a Covered Country and, where any such mineral is sourced from a Covered Country, the mineral was not used to finance or otherwise benefit armed rebel groups in any Covered Country.
Due to the number and variety of CB&I products, as well as the complexity of its supply chain, it will take time for many suppliers to identify and confirm the origin of all Conflict Minerals. Fully implementing the Company’s Conflict Minerals supply chain due diligence processes to ensure accountability of suppliers and compliance with CB&I’s Conflict Minerals policy, which could include participation in and leveraging of the industry standard CFSI/CFS program, will allow the Company to continue to develop transparency within its supply chain in the future. As a part of the outreach efforts described above, our purchasing group has been educating its suppliers about Conflict Minerals and the importance of obtaining information about the source of any Conflict Minerals used in our products.
The Company has identified an internal team to oversee the implementation of the supplier protocols.

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